Exhibit 99.1

Ballard granted industry-first Type Approval by DNV for the FCwave™ marine fuel cell module

VANCOUVER, BC and HOBRO, Denmark, April 6, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced it has received Europe's industry first Type Approval by DNV, one of the world's leading classification and certification bodies, for its marine fuel cell module FCwave™.

The Type Approval marks an important step in commercializing Ballard's fuel cell technology for marine applications and is key to including fuel cells as part of zero-emission solutions for the marine industry. The Type Approval process is extensive, involving a series of simulations and tests which were carried out at Ballard's global Marine Center of Excellence in Hobro, Denmark, where the FCwave™ is developed and manufactured.

"The new classification of FCwave™ has removed a significant roadblock in helping the marine industry deploy zero-emission technologies and meet global emission reduction targets," says Søren Østergaard Hansen, General Manager, Marine, Ballard Power Systems Europe A/S. "The Type Approval from DNV is highly important in building market confidence in hydrogen fuel cells and validates that FCwave™ is designed, tested and prepared for installation. The Type Approved FCwave™ module enables us to deliver the first deployment-ready fuel cell solution, capable of helping the marine sector take the next steps in implementing zero-emission operations."

The International Maritime Organization has set ambitious targets to cut GHG emissions from ships by at least 50% by 2050. The high-power FCwave™ module is a flexible solution that can support the energy needs of various vessel types as well as onshore power. The scalable 200kW power module offers a plug-and-play replacement for conventional diesel engines. The Type Approval certification confirms the design meets the stringent safety, functional, design and documentation requirements necessary for global marine commercialization.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton - VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 05:00e 06-APR-22